# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# Form 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of**
**The Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  July 3, 2006**

# EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*



| **Delaware** | **1-31300** | **76-0517977** |
|:---:|:---:|:---:|
| (*State or other jurisdiction* | *(Commission* | *(IRS Employer* |
| *of incorporation)* | *File Number)* | *Identification No.)* |

| **1600 Smith Street, Dept. HQSCE** | **77002** |
|:---:|:---:|
| **Houston, Texas** | *(Zip Code)* |
| *(Address of principal executive offices)* | |

**713-324-2639**
*(Registrant's telephone number, including area code)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

On July 3, 2006, we issued a press release announcing our June 2006 capacity and traffic performance.  The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 <u>Financial Statements and Exhibits</u>

99.1 Press Release – June 2006 Traffic

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**EXPRESSJET HOLDINGS, INC.**
(Registrant)

Date: July 3, 2006

**/s/ Frederick S. Cromer**
Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX